Filed by Health Care Property Investors, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: CNL Retirement Properties, Inc.
Commission File No.: 000-32607

CORPORATE PARTICIPANTS

 Talya Nevo-Hacohen

 Health Care Property Investors - Senior Vice President Capital Markets, Treasurer

 Ed Henning

 Health Care Property Investors - Senior Vice President, General Counsel

 Jay Flaherty

 Health Care Property Investors - Chief Executive Officer

 Mark Wallace

 Health Care Property Investors - Senior Vice President, CFO

CONFERENCE CALL PARTICIPANTS

 A.J. Rice

 Merrill Lynch - Analyst

 Ross Nussbaum

 Banc of America Securities - Analyst

 Jerry Doctrow

 Stifel Nicolaus - Analyst

 Greg Andrews

 Green Stret Advisors - Analyst

 Rob Mains

 Ryan Beck & Co. - Analyst

 Jon Litt

 Citigroup - Analyst

 Jordan Sadler

 Citigroup - Analyst

 Jay Habermann

 Goldman Sachs - Analyst

 Paul Morgan

 Friedman, Billings, Ramsey Group - Analyst

 Michael Dimler (ph)

 UBS - Analyst

 Rich Anderson

 Harris Nesbitt - Analyst

 Dan Sullivan (ph)

 Wachovia Securities - Analyst

 Mark Streeter (ph)

 J.P. Morgan - Analyst

 PRESENTATION

This communication is being made in respect of the proposed merger transaction involving Health Care Property Investors, Inc. (“HCP”) and CNL Retirement Properties (“CRP”). In connection with the proposed merger, HCP will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus for shareholders of CRP and other documents regarding the proposed transaction, and CRP will file with the SEC a proxy statement for shareholders of CRP and other documents regarding the proposed transaction. CRP shareholders are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. Once filed, the registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s website, www.sec.gov. The final proxy statement/prospectus will be mailed to CRP shareholders. You will also be able to obtain the proxy statement/prospectus and other documents free of charge at HCP’s website at www.hcpi.com or CRP’s website www.cnlretirement.com/retirementprop/ or by contacting CNL Client Services at 1-800-650-0650.

HCP, CRP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction. Information regarding HCP’s directors and executive officers is available in HCP’s proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 10, 2006, and information regarding CRP’s directors and executive officers is available in CRP’s current report on Form 10-K/A, which was filed with the SEC on April 28, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Operator

 Good day, ladies and gentlemen and welcome to your quarter one 2006 Health Care Property investor earnings conference call. My name is Jean, I’ll be your Conference Coordinate today. [OPERATOR INSTRUCTIONS]

At this time, I’ll turn the call over to your host, Mr. Ed Henning, Senior Vice President and General Counsel. Sir, please proceed.

 Ed Henning  - Health Care Property Investors - Senior Vice President, General Counsel

 Thank you. Good afternoon and good morning. Some of the statements made during this conference call will contain forward looking statements subject to risks and uncertainties which are described from time to time in press releases and SEC reports filed by the Company. Forward looking statements reflect the Company’s good faith belief and best judgment based upon current information, but they are not guarantees of future performance. Projections of earnings and FFO may not be updated until the next announcement of earnings and events prior to the next announcement could render the expectations stale.

Additionally, certain non-GAAP financial measures will be discussed during the course of this call. We have provided reconciliations of these measures to the most comparable GAAP measures, as well as certain related disclosures in our first quarter supplemental information package or our earnings release, each of which has been furnished to the SEC and is available on our Web site at www.hcpi.com. I’ll now turn the call over to our CEO, Jay Flaherty.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Thanks, Ed. Welcome to Health Care Property Investor’s 2006 first quarter conference call. This morning, we will start with a review by our Senior Vice President, Chief Financial Officer, Mark Wallace of HCP’s results for the March quarter, which we announced after the market closed last evening. Then we’ll have our Senior Vice President, Capital Markets and Treasurer, Talya Nevo-Hacohen summarize a number of recent HCP financing. I will conclude the call with comments on this morning’s announcement concerning HCP’s agreement to acquire CNL retirement properties. So let me begin by turning the call over to Mark.

 Mark Wallace  - Health Care Property Investors - Senior Vice President, CFO

 Thanks, Jay and good morning. 2006 is off to a great start. Today we reported FFO per diluted share for the first quarter of $0.53, an increase of 20% over the $0.44 we reported for the first quarter of 2005. The improvement reflects our continued solid pace of investment activity, as well as contributions from our existing portfolio.

Turning first to acquisitions, during the first quarter, we purchased interest in $214 million of properties at average initial yields of 7.3%. In addition to our previously announced acquisition of 4 biotechnology manufacturing buildings located in San Diego for $30 million. We also completed our previously announced purchase of 15 medical office buildings for an aggregate price of 163 million. The medical office buildings consist of 882,000 rentable square feet and have an initial yield of 7.3%. The final tranche of this transaction closed on March 15th with a purchase of seven properties for 83 million which included 6 million of down-REIT units as consideration.

On February 24th 2006, we acquired two medical office buildings for 21 million, including $12 million of assumed debt. The buildings have 157,000 rentable square feet and had an initial yield of 8%. During the first quarter of 2006, we realized a gain of 7.3 million upon the early repayment from Beverly enterprises of a secured loan receivable due May 2010. This gain is reflected in interest and other income. At the time of repayment, the loan had a remaining balance of $30 million, was secured by nine skilled nursing facilities and carried an interest rate of 11.4%. We also showed interest in six properties during the quarter for gross proceeds of 21 million, resulting in non-FFO gains of 9 million.

Our consolidated balance sheet at quarter end includes six properties held for sale with a carrying value of $5 million. Consolidated GAAP basis same property NOI was 1.2% for the first quarter while adjusted NOI was 1.7%. Including fee income, our MOB joint venture contributed 3.1 million to FFO for the first quarter of this year compared to 2.5 million for the same period in 2005. Adjusted same property NOI performance for the venture was 5.2%, primarily reflecting higher tenant expense recoveries.

During the first quarter, the JV sold 22 medical office buildings with 871,000 square feet, for approximately $61 million and recognized gains at the JV level of $10 million. Our share of these gains is included in equity income from unconsolidated subsidiaries but is excluded from FFO. In connection with the sale, $46 million of secured debt was either repaid or assumed by the purchaser. As of March 31, 2006, rights of first refusal have also been exercised by the respective hospitals systems on properties with a value of about 37 million. The sale of these properties should close by mid-year, with a gain at the JV level of about 10 million with an additional of $20 million of mortgage debt expected to be assumed at closing.

Our balance sheet at quarter end includes consolidated debt of 2.1 billion, 19% of which is at floating rates. Under our dividend reinvestment plan we issued 210,000 shares in the first quarter for $6 million in proceeds. Our quarter end bank line were 375 million at quarter end, and approximately 333 million at the close of business yesterday. And now with that I’ll turn the call over to Talya.

 Talya Nevo-Hacohen  - Health Care Property Investors - Senior Vice President Capital Markets, Treasurer

 Thank you Mark. We have been focused on advancing our joint venture initiative while refinancing the limited current maturities in our portfolio. In the first four months of 2006, we closed on over $380 million of financing and have an additional $130 million of financing transactions that we expect to close in the second quarter. The financing that we have closed include a $150 million bond financing, a $200 million short-term unsecured loan, and two mortgage financings on medical office properties totaling $31 million.

First, let me describe our recent unsecured debt transactions. In February, we had $135 million of our unsecured senior notes mature. We replaced these notes with $150 million of new seven year unsecured senior notes at a rate of 5.58%. Although we issued $15 million of incremental debt, we were able to save over $600,000 in annual interest relative to the maturing debt. And with this transaction, we addressed all of our 2006 debt maturities. Our next senior note maturity is in January 2007 and consists of $120 million of 7.5% notes.

Also in February, we entered into an agreement with UBS and Barclays to provide us with $200 million of unsecured debt for a period of 90 days, priced at the same cost as our revolving line of credit. Our intent was to bridge the time between identified acquisitions and the mortgage debt anticipated to be placed on those assets thereby eliminating the need to issue permanent capital. We were able to document the transaction in one week, draw the full $200 million and subsequently repay it last month after 60 days, ahead of schedule.

Before turning to our mortgage financings, I would like to discuss our joint venture initiatives. We have spoken with numerous potential equity partners who were interested in multiple sectors in which we invest. If executed, the combined purchasing power of these identified ventures would total between 1 and $2.5 billion of assets. In each of these ventures, HCP would earn fees as well as hold approximately a one third stake. Now, in anticipation of closing these ventures, we have increased our activity in the secured debt market. Year-to-date, we have closed two mortgage loans totaling $31 million and have a commitment for a $92 million mortgage which we expect to close along with an additional mortgage within the next 30 days. We expect the total proceeds from these four mortgage loans to be nearly $170 million and represent 60 to 65% loan-to-value on the financed properties. These mortgages all have ten year terms and combined provide us with weighted average interest rate of about 6.1%, which is a 30 basis point discount to our unsecured borrowings. And now let me turn the call back over to Jay.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Thank you, Talya. And thank you, Mark. I must say, we were pleased with our first quarter results. The fifth consecutive quarter that we’ve exceeded street estimates. Now, let me turn to this morning’s announcement of our agreement to acquire CNL Retirement Properties and its advisor. The combined equity value is 3.6 billion and we are assuming or repaying debt of 1.6 billion for a total enterprise value of 5.2 billion. Consideration to the shareholders will be in the form of approximately 80% cash and 20% HCP common stock, or approximately 27.2 million shares of HCP and cash of approximately 2.9 billion.

The stock portion of the consideration is based upon a fixed exchange ratio. The total consideration of $5.2 billion represents a property level cap rate of 6.8% of 2007 net operating income. This valuation represents a price of $182,000 per unit of senior housing and a price of $208 per square foot of MOB space, both of which are below replacement costs. Following a vote by the shareholders of CNL Retirement, we expect to close this transaction in the third quarter of this year. I have organized my comments along the lines of an overview of CNL Retirement, its strategic fit with HCP, and the financial impact of the transaction.

Overview of CNL Retirement. By any measure, this transaction is a game changer for the health care REIT space. CNL Retirement represents a unique real estate portfolio. This is the largest portfolio of high quality, newly constructed, private pay health care real estate in the world. CNL’s properties are roughly broken out as 20% medical office building and 80% private pay assisted living, independent living, and continuing care retirement communities. The medical office building portfolio consists of two separate platforms, the Cirrus group and DASCO, both of which are full service developer managers of medical office and specialty hospital facilities.

CNL’s largest operator representing 42% of total 2005 revenue is Sunrise Senior Living, a leading manager of senior living communities. Horizon Bay represents 21% of 2005 revenues, the vast majority of which are in the independent living sector. Other significant senior housing operators include Erickson and American Retirement. Sunrise and Horizon Bay represent new operating partners to HCP’s portfolio, while this transaction allows us to build upon our existing relationships with Erickson and American Retirement.

Approximately 50% of CNL’s senior housing properties are located in the top 30 MSAs in the country and 57% of their MOBs are located on hospital campuses. These two metrics underscore the high barrier to entry profile of the real estate being acquired by HCP. Pro forma for this transaction, Sunrise will become HCP’s largest operator, representing approximately 19% of combined revenues. Horizon Bay at 10%, and American Requirement Corp. at 7% of revenues respectively will round out HCP’s top three operators. Our exposure to Tenet health care will be diluted to 6% of combined revenues and our total exposure to the skilled nursing sector will be reduced to just 9% of HCP revenues. This transaction is an important step in our ongoing strategy to reposition our portfolio with an emphasis on well situated locations with top quality operators and managers of newly constructed healthcare real estate.

Strategic fit with HCP. First, from a property sector,CNL’s senior housing portfolio is young with minimal government reimbursement risk and partnered with top quality operators. On the MOB side, the vast majority of the DASCO portfolio is located on the campuses of for-profit and non-profit hospitals. Cirrus’ portfolio consists of newly constructed medical office and specialty hospital facilities, each with a physician ownership component. If you think back to the recent property acquisitions made by HCP, these very same sectors, private pay senior housing and medical office, represented 85% of the real estate acquired by HCP in the last two and a half years.

Secondly, development. We have spoken with you of our interest in doing more development of healthcare facilities. During this time frame, we have brought online approximately $100 million of real estate, much of which was in the medical office sector. Cirrus and DASCO both developed properties which was of interest to us. In addition, as part of a transaction, we have negotiated the right to co-invest in six forthcoming development communities with Sunrise Senior Living.

Third, this is institutional quality real estate. As Talya and I have identified and met with institutional joint venture partners over the last six months, one of their consistent concerns has been a lack of real estate product to place in these prospective platforms. This morning’s announcement should address this issue.

For those of you who have participated in our last several earnings conference call, and are familiar with my most recent letter to our shareholders, I want to now share additional perspective on our strategic thinking. Aside from our property sector focus, we have spoken with you about our efforts to one, build out our infrastructure, asset management, accounting, financial reporting, tax, and information technology, to the point where it was scalable. Two, we have briefed you on our progress in employing a joint venture strategy to build our assets under management. And three, we have gone to great lengths to reduce our FFO payout ratio, which has declined from 101% in 2002, to 89% in 2005.

We have had our eye on the CNL retirement opportunity for some time. So let me now connect some dots for you. One of the very good lessons we’ve learned after our MedCap acquisition in late 2003 was that our back office was not ready for prime time. Considerable effort and resources have been expended since then to create a scalable business platform. Next, if you’re going to have a successful institutional joint venture program, you better have institutional quality real estate.

Finally, as I had mentioned earlier, this is a relatively young portfolio. CNL’s senior housing properties are projected to have a 0.96 coverage ratio in 2006, up from 0.89 in 2005. The Company’s AFFO payout ratio for 2005 was 100%. These properties are improving nicely, consistent with the current economic environment for private pay senior housing, but the success we have had in reducing our FFO payout ratio allows us to comfortably move forward with this portfolio at this time.

Financial impact. What are the implications of this transaction on our going forward financials? If our objective was to put these two organizations together using the capital structure employed to close this transaction, we would have a 10% accretive impact to the 2007 street estimate of $2 per share of FFO. Now, before anyone gets carried away, let me say this.

The Board and Management of HCP are focused on maximizing shareholder value over the long term. In order to do that, we must have strong and profitable relationships, and I mean profitable for both side, with three constituencies. Our operator managers, our employees, and our lenders. I would have visited with our spoken to each of our large operator managers by the end of this week. Before this morning’s opening, we had a town hall with our employees in Long Beach and Nashville, and I will be in Orlando Thursday for a town hall to welcome our new colleagues there.

Let me now address our balance sheet. We have had multiple expressions of interest to provide the necessary credit facility to close on the cash portion of the transaction, including amending our existing revolver which is due to mature next year. This capital structure, however, is not one that our Board, our Management team, or our shareholders would envision if our intent was to hold all the properties of the combined organizations on our balance sheet. This is not our intent.

As a result of this transaction, we will ramp our assets under Management platform, leveraging the significant amount of institutional capital that Talya spoke of earlier in this morning’s call. We may also dispose of additional asset in the current HCP portfolio. And finally, continue to deploy HCP equity strategically via additional down REITs and/or an entity level deal, or in the capital markets. As such, the level of 2007 FFO accretion will be moderated by the ultimate hold strategy we effect in the coming months for the combined portfolios.

From a property standpoint, we will get younger and inject a higher level of sustainable growth. From a balance sheet standpoint, we will be ratings neutral. We expect to be well along in the required steps to achieve these goals prior to the closing of this transaction. Given the progress we have made over the past 12 months, we are in the fortunate position of having multiple alternatives to accomplish this objective. Thank you for your interest this morning. We would be delighted to take your questions at this time. Operator?

 QUESTION AND ANSWER

Operator

 [OPERATOR INSTRUCTIONS] Our first question comes from A.J. Rice of Merrill Lynch. Please proceed.

 A.J. Rice  - Merrill Lynch - Analyst

 Hello, everyone. And congratulations on the deal. Can you just make a comment about, if we look at their run rate, how much overhead or synergy type of cost savings you envision from putting the two companies together?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 A.J., there will be some synergies. The obvious ones are things like public company expenses and things like that. But we anticipate a filing some point next month or so that will go out to the shareholders and at that time, we’ll quantify with a fair amount of specificity those sorts of issues.

 A.J. Rice  - Merrill Lynch - Analyst

 Okay, you’ve talked around a lot of issues that may bear on this, but I’ll go on and directly ask you, what— how do you’re thinking about dividend payout ratio and so forth and dividend policy relative to where you’ve been change in light of this deal or how might it affect it?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 I wouldn’t see any affect at all. As I’ve said, on our last conference call, we had set an objective to get that payout ratio, which was 101% in 2002 down to 90% in three to four years. We exceeded that objective, taking it down to 89% in three years and on our last call, I indicated that our Board was focused on further reduction in that payout ratio. That remains absolutely our goal, and—but again, we will do that while continuing to increase the dividend. And this portfolio provides us ample opportunity to do just that.

 A.J. Rice  - Merrill Lynch - Analyst

 Okay. And I understand there’s a lot of moving parts when you think about the 1.6 billion and how you might address that. I guess I would just ask you two questions specific about it. First of all, you’re issuing equity obviously for the transaction itself. Would you envision additional equity on the 1.6 billion at the HCP level? Or should we think of it in terms of some of the various other structures you’re talking about? And along that line, can you give me — or tell me a little bit more about what you’re thinking about when you mention entity level deal, what that is?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well I mean, I’ll take, if I could take the second question first. This would be an example of an entity level deal. Now I’ll take your first question second. Our sequence in thinking about our next move is as follows. We want to—we spend considerable effort talking to joint venture parties and the debt we’re assuming here is very attractive secured debt. It was all put on in the last couple of years, and given the interest rate environment we’re in, it’s quite attractive debt.

So priority one would be to identify those properties or those portfolios and match those up with the interest that we’ve received from prospective institutional investors. Next, we will, we will review our existing portfolio. As you know, we have disposed of almost $350 million worth of assets in the past two plus year. And this may well be an opportunity to look at doing some additional asset disposition.

Number three, we, in terms of our acquisition, our base acquisition pipeline, we’ve got some interesting opportunities there, which include some additional down REITs, refer call my comments on our last conference call, that if you look at the 2005 acquisitions, which we closed, over 50% of them, AJ, had a component of a down REIT to them. We see a similar sort of dynamic in the current pipeline. And then — so I think those — that’s kind of the sequence of our thinking. We’ll kind of review the joint venture opportunities, look at some additional asset sales, see what else we’ve got in our base acquisition portfolio, particularly as it relates to down REIT opportunities and at that point, do the necessary things to make — to ensure that our balance sheet is ratings neutral from this transaction.

 A.J. Rice  - Merrill Lynch - Analyst

 Okay , and just [inaudible] I may be dense on this entity level, you’re saying you might sell some to a third party, is that what you’re saying?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 No, I said deploy equity strategically either in the form of additional down REITs or an entity level, in other words strategically, potentially acquire an additional company using our stock.

 A.J. Rice  - Merrill Lynch - Analyst

 Okay, that’s good. Thanks a lot.

Operator

 Now we’ll take our next question from Ross Nussbaum of Banc of America. Please proceed.

 Ross Nussbaum  - Banc of America Securities - Analyst

 Hi Jay, good morning.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Hi Ross.

 Ross Nussbaum  - Banc of America Securities - Analyst

 Is it your intent to return the Company to the same leverage level at some date 12, 24 months down the road, or do you anticipate levering up a bit because of this transaction?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well we’ll lever up initially to close the transaction, but it is our intent and our objective to have this transaction over a 12 month time frame to be rating neutral. Absolutely.

 Ross Nussbaum  - Banc of America Securities - Analyst

 Well ratings neutral, but leverage neutral?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes, I’d use them one and the same. Yes.

 Ross Nussbaum  - Banc of America Securities - Analyst

 Okay, what’s the cost of the debt being assumed here?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 The average rate on the 1.5 billion of secured debt, I want to say is in the mid-5s.

 Ross Nussbaum  - Banc of America Securities - Analyst

 Okay. I want to make sure I got the numbers right here, 6.8 cap rate on 2007 NOI. Is that—?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 That’s at the property level.

 Ross Nussbaum  - Banc of America Securities - Analyst

 That’s at the property level, before or after management fee? Or is that just property level revenues minus property level expenses?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 That would be after a management fee.

 Ross Nussbaum  - Banc of America Securities - Analyst

 Okay, that’s after a management fee. Okay, so I’m looking at the 2005 financials for CNL and I’m looking at, let’s see, 333 million of NOI? Does that sound about the right number?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 I don’t have the number in front of me, but it sounds [inaudible] correct.

 Ross Nussbaum  - Banc of America Securities - Analyst

 Okay, because I’m trying to get to — your number would imply 350 million or so of NOI in 2007. I’m trying to get—what are the sort of the growth assumptions built in order to achieve that 6.8% cap rate?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well I mean, you’ve got a couple of things going on there. The CNL has closed on a number of acquisitions already in the first quarter of this year. And it got through their development pipeline commitments to close on additional portfolios later in the year, so it would pick that up. And then you’ve got a nice ramp going on here with the coverage.

I indicated that the forecasted ‘06 coverage ratio for the Senior Housing portfolio is 0.96, that up from 0.89 in ‘05, the actual results for the first quarter, Ross, are actually 0.98. So the average for the whole 2006 forecasted to be 0.96 which obviously increased during the course of the year. We’re already above after the first quarter with a 0.98, the coverage ratio that we had anticipated, we’re above the ratio we had anticipated for the entire year. So you’ve got a nice ramp going on here and you need look no farther than the results of the publicly traded senior housing operators to see why.

What’s interesting to us in looking at the first quarter results is that the occupancies were flat in terms of projections, which means all rate increases. You’ve got a very healthy dynamic right now, particularly on the private pay side of senior housing. And with what we know about additional construction coming online, we anticipate this very good economic environment to continue for the next couple of years.

 Ross Nussbaum  - Banc of America Securities - Analyst

 Okay. So let me get back to the source of financing here. And if you have to come up with 3 billion of cash, I know you laid out the components and Talya had talked about the potential for 1 billion to 2.5 billion of JVs, and I know you’ll probably do some non-core asset sales. I mean realistically, how much cash are you going to have to come up with here over the next year, outside of JVs and asset sales?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 We’re planning on coming up with approximately $3 billion at closings, to close the cash portion of the transaction. That’ll be in the form of a bridge loan. And then you’ll see us move rather expeditiously to knock that down using the joint venture contributions, asset sales, and other things that we’ve previously spoken about.

 Ross Nussbaum  - Banc of America Securities - Analyst

 Okay, and then final question, and I’ll turn it over. Can you just tell us a little bit about Horizon Bay Management and Harbor Retirement Associates. Who are they? What’s their background?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Both private companies, Horizon Bay is headed up by a gentleman by the name of Tilo Beth, it was a company that had been acquired by CNL from actually White Hall, I want to say about two years ago. And so — their particular focus is independent living.

 Ross Nussbaum  - Banc of America Securities - Analyst

 And the guys at Harbor Retirement?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 I don’t have any facts on those folks at my finger tips right now.

 Ross Nussbaum  - Banc of America Securities - Analyst

 Okay thanks Jay.

Operator

 I will take our next question from Jerry Doctrow, Stifel Nicolaus.

 Jerry Doctrow  - Stifel Nicolaus - Analyst

 Hi good morning. I just—a couple things. On the—first of all actually , if we can go back to earnings, and I have couple of questions about the deal as well. Earnings for the quarter, you were a little bit above estimates and stuff. My initial read of this is, a lot was coming from equity and earnings. Obviously the gain on sales was taken out there. Was there any anything else qualitatively happening in the JV that sort of pushed that number up or am I just misreading maybe were the upside was, at least in our model?

Mark Wallace  - Health Care Property Investors - Senior Vice President, CFO

 I don’t—nothing else particularly in the JV other than the fact that the interest and other income line does include some disposition fees for the asset sales that we had mentioned earlier, which was about 300,000 during the quarter. I think the rest of the improvement was pretty much scattered out throughout the portfolio, whether that be, you’ll probably see that the, if you’re looking for supplemental that the medical office building improvement same story NOI was up this quarter, both somewhat—both on balance sheet and in the joint venture and so nothing else in particular to point out.

Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 I would just amend one’s Mark’s comments. I would say that the same property performance we saw on both of our medical office building platforms, the current portfolio and the joint venture we have with JV were up materially from the ‘05 results, Jerry.

 Jerry Doctrow  - Stifel Nicolaus - Analyst

 Okay, and I did have a [inaudible] with supplement, because of the transaction this morning And just on the transaction, Jay, there’re couple things that I was trying to understand. One just in terms of the metrics your calculating the return, how do you — you’re talking about property level NOI, how do you think about the adviser and how that effects the return on the deal? ‘Cause I was trying to tease some of those numbers out of the CNL stuff and had some trouble doing that. Could you just give me some help there?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well the I mean we—

 Jerry Doctrow  - Stifel Nicolaus - Analyst

 You put the adviser for 120 million and I was trying to figure out if there’s — what sort of fees or whatever associated with that, is that the off sort of a profitable transaction, obviously eliminate the management fees that were historically being paid? I mean do—?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes, I mean it just gets collapsed. And then we’ve got obviously the adviser was where the employee associates were and we’ve got a pipeline of transactions going forward, so that was part of that whole— entire transaction.

 Jerry Doctrow  - Stifel Nicolaus - Analyst

 And when you calculate, say probably the NOI you’re sort of assuming the old management fee structure, or you just sort of assume a different management fee structure when—?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 No, we’re assuming a entity fee structure goes away, Jerry. [inaudible] the adviser goes away as part of the transaction and the property level metrics I gave you included the consideration that we are giving before the adviser.

 Jerry Doctrow  - Stifel Nicolaus - Analyst

 And you had talked about the ability to obviously, for this, the properties to improve, the senior housing, and obviously understand about the basics of the industry and stuff, but in terms of the way these leases are set up, obviously on MOBs, you have direct income from operating the properties. On the senior housing assets, do you have share sort of an upside revenue in that sort of thing on CNL, or is it more sort of a traditional health care lease where you’re getting sort of fixed bumps. I’m just trying to understand how you, I understand how the coverage would go up, but do you directly benefit if they lease more-lease more units or raise the rates on the senior housing stuff?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 A little bit of both. For example, the American Retirement Corp. transactions are more kind of a fixed rate sort of thing. The Erickson Investments are effectively [inaudible] debt investments that at attractive yields. And then a lot of the Sunrise portfolio has an opportunity to participant more on the upside.

 Jerry Doctrow  - Stifel Nicolaus - Analyst

 Okay, okay. And there’s some stuff in the CNL properties that I’ll be—some of the Sunrise properties which were, I guess we’re developing or recently acquired properties, there was some talk about sort of roll down and some leases as certain guarantees and stuff we’re burning off. When you give us, I guess when you give those ‘07 numbers, all of that is kind of factored in?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Oh, absolutely.

 Jerry Doctrow  - Stifel Nicolaus - Analyst

 Okay, let’s see...

Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Jerry, just to be clear on that Jerry, we’re talking about ‘06, that is—that is at the property level. That includes no benefit at all for any support or anything like that.

 Jerry Doctrow  - Stifel Nicolaus - Analyst

 Okay, okay. Alright that’s helpful. You guys it’s just—I mean I know that there’s a lot, but there’s a little bit of that buried in the thing. Okay, thanks a lot. Congratulations, it’s certainly a big deal.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Thank you very much.

Operator

 I will take our next question come from Greg Andrews of Green Street Advisors. Please proceed.

 Greg Andrews  - Green Stret Advisors - Analyst

 Good morning.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Hi Greg.

 Greg Andrews  - Green Stret Advisors - Analyst

 Could you just talk a little bit how the deal came about?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well, I think the adviser in the REIT initiated a process in— earlier in the first quarter and as I understand it, they went out to prospective interested parties and kind of had , I think I would say, a fairly typical sort of process that resulted in this morning’s announcement.

 Greg Andrews  - Green Stret Advisors - Analyst

 Okay. And your deal is not subject to a vote by HCP shareholders, is that correct?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes, that’s right, it’s a—

 Greg Andrews  - Green Stret Advisors - Analyst

 And why is that? Is there a threshold. I mean it seems like a big deal, I don’t know what your bylaws say, but I’m just curious what—?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 It’s 20%, I think it’s a New York Stock Exchange rule, Greg, it would typically be 20% or more of your shares would require a shareholder vote.

 Greg Andrews  - Green Stret Advisors - Analyst

 Okay. And turning to the —

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

Again this capital structure sets up nicely for where we what to go with this portfolio in terms next steps, so from our standpoint we can take this down initially and then populate some— a variety of different vehicles and not have issued a lot of permanent capital and then the unreceived end of a lot of cash over the next 12 months or so.

 Greg Andrews  - Green Stret Advisors - Analyst

 You mentioned that there were a number of expressions of interest for the financing of the cash. When do you think we’ll hear some more detail on your bridge loans or loan?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 I mean I suspect probably the time our next earnings call, we we’ll kind of have all that nailed down. We just — as Talya just mentioned we just had a, we effected a temporary loan during the first quarter, which was at the exact same rates as our bank revolver with no fees whatsoever. And that was paid off ahead of schedule. So we’re fortunate to have an awful lot of availability there.

 Greg Andrews  - Green Stret Advisors - Analyst

 Okay and turning to the properties and the CNL portfolio, do you have an occupancy statistic and do you have an idea of how many of the properties are — they still in a lease up phase versus how many are stabilized?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes. They said the coverage ratio in ‘05 was 0.89 it’s going to 0.96. In the first quarter, the first quarter, so we just—the results just came out last week, the senior housing portfolio was at 90.5% occupancy, Greg.

 Greg Andrews  - Green Stret Advisors - Analyst

 Okay.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 And I’m sorry, what else were you interested in?

 Greg Andrews  - Green Stret Advisors - Analyst

 I’m just curious — it struck me the years that a lot of what CNL was investing in were properties that were sort of in a lease up phase, not quite stabilized and I just wondered what percentage of the portfolio is still ?—

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 I would say right now, Greg I would say on the senior housing side, just about 50% of that portfolio is covering in excess of 1.0 after management fee. But you recognize—we’re catching this right at a in nice inflection point from our standpoint.

 Greg Andrews  - Green Stret Advisors - Analyst

 Okay. Could you talk a little bit about what the growth in rent and maybe in some of these participations is likely to be over the next say five years on an annual basis? Does this have sort of the same kind of growth prospects as the senior housing in your portfolio, or is it something —?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 No, actually it would have a higher component, Greg. Because when you think about what we’ve got in our senior housing portfolio, with the exception really of the Aegis portfolio that we acquired last August, we have a more mature portfolio. We do have some nice participation in a handful of the American Retirement Corp., CRRCs that came to us when we converted the mezzanine debt, but for the most part, you’re looking at kind of a mature portfolio covering kind of order of magnitude after management fee, 1.3, 1.4, 1.5ish, but they’ve all got kind of fixed cost of living sort of bumps. The upside here, particularly on the Sunrise component, which is almost half the portfolio of the company we’re acquiring, is much more significant than that.

 Greg Andrews  - Green Stret Advisors - Analyst

 Because it’s participation in revenue of the operator?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes, and a lot of these are in lease up, they’re relatively new properties in fantastic locations.

 Greg Andrews  - Green Stret Advisors - Analyst

 So I mean can you give us some sense of magnitude here, are we talking about numbers that are as high as 5% or 3% or kind of what should we sort of expect for growth?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 I think you could be looking on an average of 3.5 to 5. But here again, you’re going to have that wait to see what the ultimate portfolio shakes out, because we’re obviously bringing on here a portfolio that’s got a higher growth profile to it. And by the way, a lower risk profile, given the lack of government reimbursement risk. And then depending on what we do with our existing assets. We might further be able to enhance that.

So again, the objective here was to get younger, have more growth in the portfolio, and really kind of, Tenet’s predecessor company, National Medical Enterprise, has set this company up in 1985 with two acute care hospitals. They weren’t new at the time HCP went public and they haven’t gotten any younger, and twenty Hillhaven nursing homes which were not new at the time and they haven’t got any younger. Those [inaudible] Haven nursing homes became Vencor nursing homes, and now they’re Kindred nursing homes. And the average age of our scope portfolio is approaching 30 years old. It’s been- that real estate has provided a tremendous return for our Company over the last two decades, but what this is all about is setting this Company up for the next couple of decades in terms of real estate portfolio that is appropriately sized and profiled for what we see as the opportunity with the demographic in the United States.

 Greg Andrews  - Green Stret Advisors - Analyst

 Right, and then just lastly, could you just talk about how you valued the adviser, please?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well, you’ve got a number of things there. You’ve got a terrific team of associates, you’ve got a non-compete, we’ve got a variety of other things. We’ve got a shared services platform that we steped into. Avoidance of a lot of the fees that have been running to the adviser, so there’s a—there’s a number of different metrics there.

 Greg Andrews  - Green Stret Advisors - Analyst

 Okay, thank you.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes.

Operator

 And we’ll take our next question from Rob Mains of Ryan Beck.

 Rob Mains  - Ryan Beck & Co. - Analyst

 Yes, good morning.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Hi, Rob.

 Rob Mains  - Ryan Beck & Co. - Analyst

 One question just so I’m straight on the quarter, the $0.05 that you got from the — on the interest and other income line, that’s the only kind of unusual thing going on in the quarter?

 Mark Wallace  - Health Care Property Investors - Senior Vice President, CFO

 Yes, that’s correct.

 Rob Mains  - Ryan Beck & Co. - Analyst

 Okay, so other than the way that your rents are kind of depressed in Q1, I can kind of take what you did in Q1 and that can be a model for what you do going forward on a run rate basis?

 Mark Wallace  - Health Care Property Investors - Senior Vice President, CFO

 Except for the FAB, what we typical call the FAB 101 adjustment, which was about the same first quarter this year and first quarter last year, it’s in the supplemental, but I believe it was 3.6 reduction of revenues in the first quarter which will get rolled out over the balance of the year.

 Rob Mains  - Ryan Beck & Co. - Analyst

 Right, okay, but everything else is kind of on a recurring basis there?

 Mark Wallace  - Health Care Property Investors - Senior Vice President, CFO

 Correct.

 Rob Mains  - Ryan Beck & Co. - Analyst

 Okay. Jay you mentioned that Cirrus, that portfolio includes MOBs involve a specialty hospitals where you’ve got physician ownership. Can you describe by how much of their portfolio was tied up in the type of facilities that you can’t do anymore?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Can’t do anymore? Oh, you mean moratorium?

 Rob Mains  - Ryan Beck & Co. - Analyst

 Yes, yes.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well for the most part, that portfolio is specialty hospitals, not the surgery centers—surgical centers which I think fall into the moratorium benefit.

 Rob Mains  - Ryan Beck & Co. - Analyst

 Right.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 They’ve got a very active pipeline. They built a great product and as importantly have really developed some very significant expertise in terms of structuring their transactions to allow for physician ownership.

 Rob Mains  - Ryan Beck & Co. - Analyst

 Okay. Just so I’m straight, though, there— are these MOBs or are these actual hospitals?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 These are the for the most part specialty hospitals and medical office buildings.

 Rob Mains  - Ryan Beck & Co. - Analyst

 Okay are the specialty hospitals, is the—is the structure there, is it a triple net lease or is it an operating lease?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 That would be a triple net lease.

 Rob Mains  - Ryan Beck & Co. - Analyst

 Okay, all right. So when you’re saying specialty hospitals we’re talking about cardiac, orthopedic?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Exactly, exactly.

 Rob Mains  - Ryan Beck & Co. - Analyst

 But just-I worry about some Medicare door getting slammed in your face. These are not ones where the physician ownership runs a foul of the moratorium?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 No.

 Rob Mains  - Ryan Beck & Co. - Analyst

 Okay, all right. I’ll take that offline. One other question just anecdotally, I don’t know if you have this or not. But when the Horizon Bay deal closed, I know that’s fairly controversial, and the CNL folks talked about kind of the upside there, can you comment at all about what has transpired with Horizon Bay and how that transaction has worked out?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Let me, the coverage ratio for , let me see if we’ve got by with—there’s a couple different pools, there’s three pool there is. They had two initially, Rob. And then they acquired a portfolio in Houston called Metro National about a, I want to say about a year and a half ago. And those three pools now are operated and the three pools in no particular order are covering or expected to cover in ‘07 at, it would average just under 1.0 after a management fee.

 Rob Mains  - Ryan Beck & Co. - Analyst

 Okay.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Metro National is the best performing of the three portfolios.

 Rob Mains  - Ryan Beck & Co. - Analyst

 Okay. And you don’t recall what they were coming out the gate, were they, were they 0.6, 0.7?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 I don’t recall. I think it was—if I recall correctly it was 2004 transaction.

 Rob Mains  - Ryan Beck & Co. - Analyst

 Right. Okay. All right, that’s all I had. Thank you.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes.

Operator

 And we’ll take our next question from Jordan Sadler, Citigroup.

 Jon Litt  - Citigroup - Analyst

 Hi it’s Jon Litt here with Jordan Sadler. On the Sunrise leases, can you describe, is it asset by assets, is it some sort of master lease?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 There are different pools, Jon. Some of these came to CNL as part of the Sunrise acquisition of Marriott, and then some have been added on. So you’ve got, I want to say you’ve probably got maybe as many as a dozen different pools.

 Jon Litt  - Citigroup - Analyst

 And within the pool, they’re all cross-collatarelized?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes.

 Jon Litt  - Citigroup - Analyst

 And is there near term expirations, or is this staggered over some period of time?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well they’re out quite a ways, quite a long period of time by the way. Of the 190 senior housing properties, Jon, about 105 of them are operated by Sunrise.

 Jon Litt  - Citigroup - Analyst

 And so when you say quite a ways on the lease terms, is that five years, seven years?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 They’re out 10, 15 years, Jon.

 Jon Litt  - Citigroup - Analyst

 And what’s the nature of the lease structure, I mean is it a contractual, rent, how —participation, how does participation work?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 You’ve got, again because these things came down over  time, you’ve got all sorts of flavors.

 Jon Litt  - Citigroup - Analyst

 That’s not really clear. I mean is it, is it a situation where it’s flat lease and you get a bump every year?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Fixed increases.

 Jon Litt  - Citigroup - Analyst

 What kind of an increase on the pool of Sunrise asset do you expect to get by simply raising the rent?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 That’s going to be between that 3.5 and 5%, Jon.

 Jon Litt  - Citigroup - Analyst

 And then how much do you get by these things leasing up? Get any stabilization, there any benefits in it for HCP?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Sure, you’re seeing that in the projected increase in the coverage which—

 Jon Litt  - Citigroup - Analyst

 You have to maybe slow it down a little bit for me. I don’t understand how that works, if you have a fixed contractual rent, not covering the rent today, how do you participate as they start to cover the rent?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 You’ve got different pools. They’re not all one structure. Some of the Sunrise assets are in pools of fixed rates and some have a participation.

 Jon Litt  - Citigroup - Analyst

 Half the Sunrise portfolio is underwater in terms of being able to make the rent, so I’m trying to understand what happens when they start making the rent? In the upside?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Again, a portion of the leases, we have fixed rate increase, and a portion we’ve got a participation.

 Jon Litt  - Citigroup - Analyst

 And how would a participation work? I guess that— so right now, they’re not — they’re paying whatever they can pay, and then when they get to a level —

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 In some, there’s rent support in place, Jon, which is going to burn off over the next year or so.

 Jon Litt  - Citigroup - Analyst

 Maybe asked another away, you talk about what the cap rate is on ‘07, what would the cap rate be on ‘06?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Projected ‘06 which is right now, first quarter was on the senior housing side was ahead of projection, would be 6.35.

 Jon Litt  - Citigroup - Analyst

 And we went through the CNL numbers and, how did you figure out how much of the fees, obviously you add the fees back, but how did you come up with a run rate on what the actual cost would be to operate this portfolio?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 You mean at the enterprise level?

 Jon Litt  - Citigroup - Analyst

 Yes. You have all the fees, which I assume you added back, ‘cause that—those fees will go away? Is that right?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Those fees all go away, Jon.

 Jon Litt  - Citigroup - Analyst

 So when you’re trying to figure out your G&A run rate, how did you estimate what that G&A run rate would be in order to come up with a cap rate — or sorry, an accretion number? What’s going to happen to your G&A as we bring these in?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 I think it’ll-in an absolute sense, it’ll go up from what we’ve got at the HCP level and it’ll go down from what the combined level was, and we’ll give you a fair amount of detail on that —

 Jon Litt  - Citigroup - Analyst

 Is it a 5% of revenues number, would be a good run rate for G&A?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 I think we’ve been more what 6.5%, 6.5, 7, Jon.

 Jon Litt  - Citigroup - Analyst

 Right, but yours was a little high because of your anticipation that you would be growing the business.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes, I think that’s fair. I think that’s fair. I would say 6.5 to 7 is probably a good range. I would think maybe initially with some one time, some of these synergies won’t be realized day one, but over time I think you can expect that to trend down in that band of 6.5 to 7.

 Jon Litt  - Citigroup - Analyst

 In terms of how you’re paying for the deal, you’re going to borrow $3 billion through some sort of facility, what was the transaction sometime in the third quarter and then you expect in sixth months time to do $2.5 billion of joint ventures which will reduce that 3 billion by 2.5 billion, so you’ll have 500 million in net equity then, is that kind of the way you’re thinking about it?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well we’re going to do a couple of things. We’re certainly going to contribute some of these assets to joint ventures. We’re likely to sell some assets, not from this Company’s portfolio, but from our own base portfolio. And then as part of our normal pipeline, we do have a couple of things that are being advanced that, a couple of them which would involve a down rate. So you’d see equity going out that way as well.

 Jon Litt  - Citigroup - Analyst

 In terms of other transactions you do? [inaudible] this D&O transaction.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 It had nothing to do with this transaction, absolutely correct.

 Jon Litt  - Citigroup - Analyst

 So but is the principal slug that’s going to be paid down is by doing 2.5 billion or so of joint ventures? Were you would take in, I don’t know what you’d retain 20% of the 2.5—?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes, our model has consistently been somewhere between 30% and a third and then you’d move some of the associated property secured debt into the joint venture as well.

 Jon Litt  - Citigroup - Analyst

 And what type of fee structure would you be able to get on that and promote and et cetera? I mean not specifics, but sort of range?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 When we get those nailed down, we’ll give you the specifics. We’ve obviously been through that with our existing medical office joint venture and as I profiled on the last call, we’ve of —the exit we took there in January was a 40% IRR and that was before the acquisition fees, the asset management fees, the disposition fees, and the promote. So it’s attractive business for us, Jon.

 Jon Litt  - Citigroup - Analyst

 I mean the challenge here is that it’s obviously leveraging your Company up with $3 billion of credit facility will be accretive on a $5 billion acquisition average cost on the number, trying to figure out what the final thing is going to look like depending on what the cost is, and clearly also be dilutive in order to get your leverage levels back down. So I’m just trying to get more parameters around, try to sort of figure out how that’s going to play out. And so if you did again, I think it was mentioned $2.5 billion of venture, a third of that would be, so your debt level would still be, I don’t know what that is, it would still be 8, $900 million of for—off the facility?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Jon, we’ll get our credit metrics back to where they are today over the next 12 months. We’ll be rating neutral by the time we’re done. We’re in a fortunate position of having a lot of interest for properties such as this and we’ve got some other levers we can push as well in terms of some asset sales off the core HCP portfolio as well as putting out some equity into some other transactions.

 Jon Litt  - Citigroup - Analyst

 How do you grow, I mean the health care business is not a great internal growth business. Now that you’ve significantly raised the bar on this size of company, how do you continue to generate attractive growth investments?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well again if we’re successful in ramping the assets under management program, I think that gives us a big benefit, because we’re not going to be doing that off of 11, $11.5 billion base. We’ll be able to supplement the property cash flow increases, which we’ve spoken of earlier with additional fee income.

 Jon Litt  - Citigroup - Analyst

 Right but then you’ll have to continue to drive your asset management business 2, 3, $5 billion worth of acquisitions a year to continue to drive growth and most of that going into joint venture structure. [inaudible] your core growth, I mean am I missing something? The core growth is going to be fairly minimum.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well, it was the—it’s the same property growth metrics for ‘05 were 2.1% and I said on the last call, you should expect that to increase in ‘06 from between 2.5 and 3%, and I’ve just said that this portfolio was going to have a higher growth profile than our existing growth profile.

 Jon Litt  - Citigroup - Analyst

 And that’s going to be on the lease up of a lot of these assets and a lot of that you’re going to put down JVs as well. [inaudible] we’re going to promote some things like that there Jon, to benefit.[Jay] I think Jordan had some questions.

 Jordan Sadler  - Citigroup - Analyst

 Are there any repurchase options on this portfolio on that, either Sunrise or some of the other operators have?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 A very minimal amount.

 Jordan Sadler  - Citigroup - Analyst

 Small amount. And you said sales would not likely come off of this portfolio but probably off of I guess the core ACP portfolio. What would be kind of the asset class, should we expect those to be skilled nursing facilities, and what kind of volume and cap rates should we anticipate?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 We will look across all of our assets classes as we have in the last couple of years. We’ve sold medical office buildings, we’ve sold some skilled nursing facilities. We’ve sold a hospital, so we’ve been — we been— we don’t necessarily look at it as an asset class, we look at it in terms of growth prospects and ability to recycle that capital. That’s been a big part of our effort in the last two years.

 Jordan Sadler  - Citigroup - Analyst

 That wouldn’t be necessarily reducing exposure to any other asset class like the skilled nursing facilities, you said are down to 9%, but more a function of portfolio culling type opportunities?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Precisely.

 Jordan Sadler  - Citigroup - Analyst

 Okay, so cap rates on those types of sales would likely be north of the 6.8 that you’re expecting on this portfolio or — ?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 It depends what asset class we’re talking about. In the last call, I think I took you through the sale of some of the MOBs in the GE joint venture and if I recall correctly, they went off at a 7.0 cap rate. So we’ve got some more pure office type assets in the portfolio. I’d expect those to go, if were to decide to part with those below 7. And then obviously, at the other end of the spectrum, you’d see skilled nursing, it would be up from there.

 Jordan Sadler  - Citigroup - Analyst

 Could some of these assets end up in the GE— JV given the remaining out of there?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 In terms of the assets that are part of the CNL portfolio?

 Jordan Sadler  - Citigroup - Analyst

 Correct.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 That’s a possibility, sure.

 Jordan Sadler  - Citigroup - Analyst

 Okay. And that’s — and I assume any of these assets to be sold will be done at cost, into a JV structure?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 If—if we’re talking about assets that are part of the CNL portfolio —

 Jordan Sadler  - Citigroup - Analyst

 Correct.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 — assuming the joint venture was set up, which is our intent reasonably quickly, at the time or shortly after closing the transaction, they would go over at cost, plus a cost of carry from our standpoint.

 Jordan Sadler  - Citigroup - Analyst

 Okay. And then last question just, in terms of the valuation of the advisor what would the valuation, and I’m not sure if you looked at it this way, but what would have been the valuation had the advisor or the company had gone public?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 We did not look at it that way?

 Jordan Sadler  - Citigroup - Analyst

 There wasn’t an — I thought there was a structure in place for that. But you guys didn’t measure that?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 No, we did not. We were looking at replacement, metrics we were looking at replacement cost, cap rate, and then obviously accretion to our— and increase in our growth profile versus the core HCP portfolio.

 Jordan Sadler  - Citigroup - Analyst

 Okay, thanks.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes.

Operator

 I will take our next question from Jay Habermann of Goldman Sachs.

 Jay Habermann  - Goldman Sachs - Analyst

 Hi, good morning to you. Just quickly, are there any breakup fees associated with this transaction?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes, there are.

 Jay Habermann  - Goldman Sachs - Analyst

 Okay, do you care to disclose them?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 It a—3% of the transaction.

 Jay Habermann  - Goldman Sachs - Analyst

 In addition, I guess, Jay at the outset of your comments, you mentioned that this was below preplacement cost, 180,000 a unit, 208 a square foot, could you just quantify that, in terms of where replacement cost is?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Oh, on the senior housing side, for locations that would be representative of this, Jay, you’d be in the 225,000 sort of zone. So we’re well below the replacement costs there. And on the MOB, a lot of this portfolio, well the Cirrus portfolio is quite new. You’re probably— you’re probably right around 210, so you’re slightly below the replacement cost on the MOB, you’re significantly below the replacement cost on the senior housing feature.

 Jay Habermann  - Goldman Sachs - Analyst

 Okay, and just next question, can you comment on the on the risk profile, I mean just given that Sunrise is now 20% roughly and Horizon an additional 10%, I mean you have almost a 30 or portfolio in these two operators?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well —

 Jay Habermann  - Goldman Sachs - Analyst

 I mean Tenet—going back a few years, tenant at one point was about 18%, as I recall.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Actually going back a few more years, Tenet was 100%. So 100 is now pro forma for the transaction 6. We’ve had— 20% is something we’re quite comfortable with. I suspect depending on our future growth activities and some of our—the possibility for some joint venture activities, and quite frankly, the possibility for some consolidation in the portfolio, which in my view is going to be accelerating, I think you’ll see those percentages change around here over the next 12 months.

 Jay Habermann  - Goldman Sachs - Analyst

 Okay, thank you.

Operator

 And we’ll take our next question from Paul Morgan at FBR.

 Paul Morgan  - Friedman, Billings, Ramsey Group - Analyst

 Good morning. Jay, you’ve mentioned in several places diluting the risk and lowering the Tenet and significant exposure, I’m just getting a sense then, correct me if I’m wrong, that you’re more interested in retaining a larger share of this portfolio and possibly trying to joint venture other assets because you prefer or you like the risk characteristics of this acquisition?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 That’s fair, Paul.

 Paul Morgan  - Friedman, Billings, Ramsey Group - Analyst

 And so, if I combine that, assuming you’d like to potentially joint venture other assets that maybe you would, you don’t like the risk characteristics as much as — that would be likely dilutive to the base case of $0.20 scenario you outlined for 2007, and then you combine that with the leverage neutral goal, and I’m just trying to get a sense of how quickly you’re going to eat through that $0.20, and it seems like it might be pretty quickly, particularly if there are—if the way of making it leverage neutral is by doing equity acquisitions. How do you, I guess the bottom line question there is how do you view the tradeoff between keeping it leverage neutral and keeping it accretive?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well, it’s very important to us. I mean, we’re going to execute that strategy. And that’s part of what we looked at when we did this transaction.

 Paul Morgan  - Friedman, Billings, Ramsey Group - Analyst

 So you do expect it to be accretive in ‘07 to the base case?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Absolutely.

 Paul Morgan  - Friedman, Billings, Ramsey Group - Analyst

 Okay. Finally, I guess, in terms of the asset sales, there really isn’t a — I mean is this part as a process of getting the government reimbursed segments of your portfolio, you used to have this bucket 20% approach, down much more significantly than where they are now?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes, on the government reimbursement, if you take a look at what we’ve done, we’ve actually been net sellers in the skilled space for last couple of years. And really the only—the only shareholder capital that we’ve deployed in the skilled space in the last 2.5, 3 years was the Tandem transaction that we did in middle of ‘84, excuse me middle of ‘04 for about $62 million, and then we’ve done some add on transactions with a private operator, Trilogy, but quite frankly as much of that has been assisted living as has been skilled, they’re a high quality operator in the Midwest.

 Paul Morgan  - Friedman, Billings, Ramsey Group - Analyst

 Okay, thanks.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes.

Operator

 And we’ll take our next question from Michael Dimler of UBS.

 Michael Dimler  - UBS - Analyst

 Good afternoon. Thanks for taking my call. I’m just kind of curious just to cover all bases, have you provided information for the rating agencies and can you give any indication as to their comfort level with your plan?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 We previewed the transactions with all three agencies, we share with them our plans, I think you should expect, we expect that they will put us on credit watch and watch what happens between now and closing and then after closing.

 Michael Dimler  - UBS - Analyst

 Can you talk a little bit about, I mean is there any risk to the JV channel, the availability of the financing over the next 12 to 24 months?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well the— a lot of the secured debt financing is already in place. Again, they’ve made use of secured financing where historically we’ve done unsecured financing. So a lot of the real estate comes with the secured financing already in place. So then it’s a question of the equity, the interest on the part of the equity investors. And here again, we’ve had — given the success we’ve had with our MOB joint venture, we’ve had a fair amount of interest there to the point where a lot of it is targeted with certain sectors, most notably the medical office and the private pay senior housing sectors.

 Michael Dimler  - UBS - Analyst

 That answered my question, thanks.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 You’re welcome.

Operator

 I will take our next question from Rich Anderson of Harris Nesbitt.

 Rich Anderson  - Harris Nesbitt - Analyst

 Hi thanks, Rich Anderson here. Jay, I still come on a cash basis today to a mid 5 type cap rate. Is that sort of the number before you sort of look into all the ramp up assumptions that you have in getting to your 6 and 8—6.8 cap rate, is that a fair number to start at?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 No.

 Rich Anderson  - Harris Nesbitt - Analyst

 Okay, you don’t want to elaborate?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 At the property level, it’s a 6.8 cap rate of ‘07 NOI without the benefit of any support.

 Rich Anderson  - Harris Nesbitt - Analyst

 But if the NOI level is something like 320, 325 and you just do basic math, what’s—what am I missing to get us into a 6 handle on the cap rate? I mean if you just do the math, that’s where you get.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well what year projection are you looking at, Rich?

 Rich Anderson  - Harris Nesbitt - Analyst

 I’m just looking at CNL’s financials.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Those are for ‘05, I’m talking about ‘07, by the time the transaction closed—

 Rich Anderson  - Harris Nesbitt - Analyst

 No, I’m talking about right now, right now before you trend, before you take anything else you expect. Right now, today. If you were to close today, it would be in the 5’s. Is that fair?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 I don’t believe that’s fair, Rich.

 Rich Anderson  - Harris Nesbitt - Analyst

 Okay, okay.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 We’re going to close it toward the end of the third quarter and we think the relevant metric to be looking at is ‘07 and that’s where we focused our diligence efforts.

 Rich Anderson  - Harris Nesbitt - Analyst

 For the 50% of the portfolio, the senior housing portfolio that is below a 1 coverage—

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes.

 Rich Anderson  - Harris Nesbitt - Analyst

 How much of that would you say is sort of lease up properties and how much of that would you say is stuff that’s just not good — they’re just not nice assets.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 A very small amount of lease ups.

 Rich Anderson  - Harris Nesbitt - Analyst

 A very small amount of lease up?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes.

 Rich Anderson  - Harris Nesbitt - Analyst

 So most of it’s just not great asset?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 No, I would strongly disagree with that.

 Rich Anderson  - Harris Nesbitt - Analyst

 Okay, so let me rephrase the question because I didn’t make it clear. 50% of the portfolio is below one coverage, is that correct?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Of the senior housing portfolio, the overall—I mean it’s not much below, because if you can see the—for the first quarter, it’s a 0.98 for the entire portfolio, so—

 Rich Anderson  - Harris Nesbitt - Analyst

 Okay, okay.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 It’s basically covering—overall, we’re—the trend are they’ll cover in ‘06, but overall for the first quarter, the number is 0.98.

 Rich Anderson  - Harris Nesbitt - Analyst

 Okay, do you have any assets in there that are just really weak assets, that are—?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 There’re some there laggers or outliers, sure.

 Rich Anderson  - Harris Nesbitt - Analyst

 Okay. And you wouldn’t be able to hazard like how much of that stuff you’d like to part with through in disposing of some of these assets once you close? Are there—is there 25% of that that’s—

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 No. Much smaller amount of it.

 Rich Anderson  - Harris Nesbitt - Analyst

 Okay. The low cost debt that you’re inheriting. Can you talk about maybe some refinancing risks that you might have in the future?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 You mean on the portion of the debt we’re assuming?

 Rich Anderson  - Harris Nesbitt - Analyst

 5.5 average rate of 5.5 or mid-5s, you said.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 The maturities there are out several years. It’s basically, the profile there is kind of secured mortgage debt, so it amortizes, but for the most part, you don’t see — I think there’s one piece of debt, but aside from that, it’s out there and it’s moderate each year.

 Rich Anderson  - Harris Nesbitt - Analyst

 Okay, thank you.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 And we have no other maturity this year at HCP and we’ve got one in ‘07 for about $120 million.

 Rich Anderson  - Harris Nesbitt - Analyst

 Okay, thanks very much.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes.

Operator

 We’ll take our next question from [Dan Sullivan] of Wachovia securities. Please proceed.

 Dan Sullivan  - Wachovia Securities - Analyst

 Good afternoon. I think you answered this earlier, I had a couple of questions, but first you said you did speak with the agencies on this transaction prior to the announcement?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes, we did.

 Dan Sullivan  - Wachovia Securities - Analyst

 Okay, great. And then as it relates to the leverage, you mentioned that your goal was the fiscal—was going to be both the leverage and ratings neutral, I guess eventually after a completion of a couple of capital events. I did a little bit of quick math, and again I could be getting the math wrong, with this—with this acquisition, it looks like leverage goes up anywhere from, the debts to assets, of anywhere from the low 60s to the high 60s, and in my back of the envelope math, it looks like you guys would have to do somewhere north of 3.5 billion of capital events, be then selling assets, joint ventures, equity, is that kind of where you’re looking at it too to get back to where you were, as of—as of 3/31 for leverage? Is that your understanding, too?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes, I think at the low end of that range, more like 3 billion.

 Dan Sullivan  - Wachovia Securities - Analyst

 Okay so three, and you expect to have 3 billion of asset sales, capital events, and equity within 12 months?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes, think if I do guess, I think of those three techniques you mentioned, I think the contribution to the joint ventures will probably the be largest.

 Dan Sullivan  - Wachovia Securities - Analyst

 Okay, so it’s about a third of the Company roughly, rough numbers, a quarter or third of the Company?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 I’m sorry, what is roughly a quarter to a third of Company?

 Dan Sullivan  - Wachovia Securities - Analyst

 Selling 3 billion or so into joint venture?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes, I don’t think we’re going to sell — again, my guess is we’re targeting something along the lines of maybe $2 billion of joint venture contributions.

 Dan Sullivan  - Wachovia Securities - Analyst

 Okay and in terms of — so overall leverage neutral, but in terms of un— sorry, secured debt, are you lacking to get back to the same ratio of secured debt that you had previously?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 That’s actually a good point. I think historically, we have not done much secured debt and historically this CNL— that’s what they did. So that’s going to be a function of how much of the secured debt we actually journal over if you will with the properties that are contributed to the joint venture. So we’ve got our eye on that.

 Dan Sullivan  - Wachovia Securities - Analyst

 How much of that secured debt is stuff that’s easily prepayable floating rate, short-term, and how much of it is long term lockout CNBS or life company type debt?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Talya?

 Talya Nevo-Hacohen  - Health Care Property Investors - Senior Vice President Capital Markets, Treasurer

 Hi, it’s about—half is fixed rate, and then about the other half is variable rate, some of which is hedged with an interest rate swap to fixed. So there’s some opportunity to prepay if we choose to do so. Alternatively, we may keep that in place and hedge that. I think it all depends on which assets go into joint ventures and which debt travels along with them, which debt is favorable.

 Dan Sullivan  - Wachovia Securities - Analyst

 Okay, and then you don’t yet have, but you’re working on getting a bridge loan to get the transaction closed, at the present time?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 That’s accurate. We have a lot of interest in the — with respect to our banking group to do just that.

 Dan Sullivan  - Wachovia Securities - Analyst

 Okay. And moving just real quick to the operations side. The—you mentioned that of the assets that you’re purchasing, 57% of the medical office buildings are on campus facilities, is that right, did I hear that correctly?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes you did.

 Dan Sullivan  - Wachovia Securities - Analyst

 What is the current percentage of HCPs—MOBs that are on campus on medical facility campus, roughly?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 It would be higher than that. Almost— almost all of the medical office buildings in the joint venture we have with GE are on campus and if I had to cuff a number on that, I’d say it’s probably in the mid- to high 80%.

 Dan Sullivan  - Wachovia Securities - Analyst

 Where are these assets located if you’re not on campuses, are they —?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 A number of them are these specialty hospitals that come from us from the Cirrus portfolio.

 Dan Sullivan  - Wachovia Securities - Analyst

 Okay.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 A higher percentage of the DASCO properties are located on the campus, of either for profit or nonprofit, where as Cirrus’s strategy has been more off campus in particular, specialties, for example, cardiac and structuring those with physician ownership component.

 Dan Sullivan  - Wachovia Securities - Analyst

 Got you. Thank you very much.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Yes.

Operator

 I’ll take our next question from Mark Streeter of J.P. Morgan.

 Mark Streeter  - J.P. Morgan - Analyst

 Hi, just to play devil’s advocate a little bit here, if the risk profile the Company really does improve because of the added diversification in the scope and the scale, why do you want to finance this transaction on a leverage neutral basis, given how much capital you do have to raise? Why not let leverage creep up a little bit?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Well, we—as I said in my comments, we’re interested in maximizing shareholder value over the long term, but in order to do that we go to have real good relationships—working relationships that work for both sides with our operator managers, our employees, and our lenders. So our balance sheet allowed us to move and take this transaction down and we see additional opportunities out there and we want to be in a position to take advantage of them. So it’s really — if this was the last transaction we were going to do, I’d take your point, we might want to lever up the balance sheet a little bit. But we see over the next year or two or three, additional opportunities and we want to be prepared to take advantage of them.

 Mark Streeter  - J.P. Morgan - Analyst

 Okay. And then just a follow up when you look at the nut that you have to—capital that you have to raise, when you strip out the joint ventures and strip out whatever equity you’re going to do in asset sales, and so forth, and what’s left over. And so when you strip through these other options and you’re left with just raising some pure debt financing, either through the unsecured market or through the secured market, I want to make sure I heard what you said about your appetite for secured debt correctly. Would you envision financing that plug piece with just unsecured debt, or would you envision adding some more secured debt on top of what you may or may not assume?

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 I think that would be a function of the volume of assets that get contributed into the joint ventures. Okay, in other words if we have an asset that we’re going to hold on our balance sheet long term, you should generally not expect us to use secured financing against those assets, you should assume that we’d use unsecured financing. So the secured financing really is related to the volume of properties that are going into the joint ventures.

 Mark Streeter  - J.P. Morgan - Analyst

 Okay, and final question. Any issues with any of your existing bond covenants when you close this transaction, are you bumping up against any thresholds?

 Talya Nevo-Hacohen  - Health Care Property Investors - Senior Vice President Capital Markets, Treasurer

 The HCP bonds will be fine and we will be comfortably within our thresholds there. We have another series of bonds that we inherit from American Health that we are looking at closely to see what impact there might be there, the covenants there are different.

 Mark Streeter  - J.P. Morgan - Analyst

 And the outstanding amount there is?

 Talya Nevo-Hacohen  - Health Care Property Investors - Senior Vice President Capital Markets, Treasurer

 120 million maturing January ‘07.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 They’re mature in January ‘07 anyway.

 Mark Streeter  - J.P. Morgan - Analyst

 And just what’s the covenant there that’s giving you some trouble?

 Talya Nevo-Hacohen  - Health Care Property Investors - Senior Vice President Capital Markets, Treasurer

 I have to check it because their structured isn’t consolidated debt versus consolidated tangible net worth. They’re structured more like that, they’re old style covenants.

 Mark Streeter  - J.P. Morgan - Analyst

 Got you, great.

 Talya Nevo-Hacohen  - Health Care Property Investors - Senior Vice President Capital Markets, Treasurer

 They’re not simple.

 Mark Streeter  - J.P. Morgan - Analyst

 They never are.

 Talya Nevo-Hacohen  - Health Care Property Investors - Senior Vice President Capital Markets, Treasurer

 [inaudible] real estate.

 Mark Streeter  - J.P. Morgan - Analyst

 Thanks very much.

 Jay Flaherty  - Health Care Property Investors - Chief Executive Officer

 Okay, well, we very much appreciate your interest this morning and we look forward to speaking with you in the future as further events unfold here. Take care and have a rest—have a good rest of the day.

Operator

 Ladies and gentlemen, thank you for joining us on the call.

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